August 21, 1997


U.S. Mid-Cap Portfolio
Butterfield House
Fort Street
P.O. Box 2330
George Town, Grand Cayman BWI


Dear Sirs:

         This letter agreement (the "Agreement") confirms the agreement of the undersigned, Brown Brothers Harriman Trust Company (Cayman) Limited ("BBH-Cayman"), to pay all of the operating expenses of U.S. Mid-Cap Portfolio (the "Portfolio"), as described in the Registration Statement of the Portfolio on Form N-1A as filed with the Securities and Exchange Commission, as amended, other than fees paid under the Portfolio's Administration Agreement, and other than expenses relating to the organization of the Portfolio. All of the operating expenses paid by BBH-Cayman pursuant to this Agreement shall be subject to reimbursement by the Portfolio. To accomplish such reimbursement, the Portfolio hereby agrees to pay to BBH-Cayman an expense reimbursement fee from the Portfolio estimated and accrued daily and paid monthly in an amount such that immediately after any such payment the aggregate expenses of the Portfolio would not on a per annum basis exceed 0.80% of such average daily net assets.

         This Agreement shall be effective as of the date set forth above and may be terminated by either party upon written notice to the other party.

         The expense payment agreement dated August 22, 1995 by and between Brown Brothers Harriman Trust Company (Cayman) Limited and U.S. Mid-Cap Portfolio is hereby terminated effective as of the date hereof.

         If the foregoing correctly sets forth our agreement, kindly so confirm by signing the enclosed counterpart of this letter in the space indicated for signature on behalf of the Portfolio below.

                                                  Very truly yours,

                                                  BROWN BROTHERS HARRIMAN TRUST
                                                  COMPANY (CAYMAN) LIMITED


                                                  By

Agreed:

U.S. MID-CAP PORTFOLIO


By
  H.B. Alvord, Chairman